Exhibit (a)(1)(ii)

Offer to Purchase

CPG CARLYLE COMMITMENTS FUND, LLC
500 FIFTH AVENUE, 31ST FLOOR
New York, New York 10110

OFFER TO PURCHASE UP TO $55,793,000 IN OUTSTANDING
CLASS A UNITS AND CLASS I UNITS AT NET ASSET VALUE
DATED DECEMBER 22, 2021

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY

ON FRIDAY, JANUARY 21, 2022, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Units at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of CPG Carlyle Commitments Fund, LLC:

CPG Carlyle Commitments Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $55,793,000 of Class A Units and Class I Units, in the aggregate, pursuant to tenders by investors at a price equal to their net asset value as of March 31, 2022, less any Early Repurchase Fee (as defined below). (As used in this Offer, the term "Unit," or "Units," as the context requires, shall refer to the Class A and Class I units of beneficial interest of the Fund representing beneficial interests in the Fund.) If the Fund elects to extend the tender period for any reason beyond March 31, 2022, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Second Amended and Restated Limited Liability Company Agreement, dated March 16, 2017 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between October 31, 2021 (the most recent date as of which net asset value is available) and March 31, 2022, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. Tendering investors should also note that although the tender offer expires on January 21, 2022, they remain investors in the Fund until March 31, 2022, when the net asset value of their Units is calculated. The Fund determines the net asset value at least monthly based on the carrying amount (i.e., book value) of CPG Carlyle Commitments Master Fund, LLC's (the "Master Fund") interest in the underlying investment funds in which the Master Fund invests, as determined by reference to the most recent balance sheet, statement of capital account or other valuation provided by the investment fund managers, as of or prior to the relevant valuation date; provided, that such values will be adjusted for any other relevant information available at the time the Master Fund values its portfolio, including capital activity and material events occurring between the reference dates of the underlying investment fund managers' valuations and the relevant valuation date. Any tendering investors that wish to obtain the most current net asset value of their Units on this basis should contact Central Park Group at (212) 317-9200.

Investors desiring to tender their Units of the Fund in accordance with the terms of the Offer should complete, sign and return the enclosed Letter of Transmittal in the manner set forth below.

IMPORTANT

Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Units. Investors must make their own decisions whether to tender Units, and, if so, how many Units to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to SS&C ALPS Retail Alternatives Group:

Regular Mail:	Overnight Delivery:

SS&C ALPS Retail Alternatives Group Central Park Group P.O. Box 219300 Kansas City, Missouri 64121-9300	SS&C ALPS Retail Alternatives Group Central Park Group 430 West 7th Street, Suite 219300 Kansas City, Missouri 64105-1407

For additional information:
Phone:	(212) 317-9200
Fax:	(833) 216-6152

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5

2.	Offer to Purchase and Price	6

3.	Amount of Tender	9

4.	Procedure for Tenders	10

5.	Withdrawal Rights	10

6.	Purchases and Payment	11

7.	Certain Conditions of the Offer	12

8.	Certain Information About the Fund	13

9.	Certain U.S. Federal Income Tax Consequences	15

10.	Tax Basis Methodology	17

11.	Miscellaneous	18

Summary Term Sheet

•	As we said in your Fund's offering documents, we will buy your Units at their aggregate net asset value, less any Early Repurchase Fee (as defined below). The net asset value per Unit of a class is equal to the value of the Fund's assets attributable to such class minus the Fund's liabilities attributable to that class divided by the number of outstanding Units of that class. This Offer will remain open until the end of the day on January 21, 2022, at 12:00 midnight, New York time. Net asset value will be calculated for this purpose on March 31, 2022 (the "Valuation Date").

•	The Fund invests substantially all of its assets in the Master Fund, a separate Delaware limited liability company also registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund has the same investment objective and identical investment policies as those of the Fund. In light of the master-feeder investment structure, to satisfy tender requests, the Fund will seek to liquidate a portion of its investment in the Master Fund pursuant to a separate tender offer conducted contemporaneously by the Master Fund.

•	You may tender some or all of your Class A Units and/or Class I Units. Investors who tender Units prior to holding such Units for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Units repurchased by the Fund (the "Early Repurchase Fee").

•	Repurchases of Units by the Fund will be made in the form of promissory notes. Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Units determined as of the Valuation Date, less any applicable Early Repurchase Fee. Any promissory notes provided to investors in payment for tendered Units will not be transferable. The delivery of such promissory notes will generally be made promptly (within approximately seven business days) after January 21, 2022. Payment of the promissory notes will be made as promptly as practicable after the applicable Valuation Date.

•	An investor tendering for repurchase less than all of its Units must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Units that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Units of the Fund.

•	If the Offer is oversubscribed by investors who tender Units, the Fund may extend the repurchase offer period and increase the amount of Units that it is offering to purchase, repurchase a pro rata portion of the Units tendered or take any other action permitted by applicable law.

•	Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect units of underlying investment funds as well as other illiquid securities, to investors on a pro rata basis. The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value. The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that the option will be exercised by the Fund.

•	Following this summary is a formal notice of our offer to purchase your Units. Our offer remains open to you until the end of the day on January 21, 2022, at 12:00 midnight. Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase. If we do not accept your Units by the end of the day on January 21, 2022, at 12:00 midnight, you may still withdraw your Units at any time after February 18, 2022, so long as your offer has not been accepted.

•	If you would like us to purchase your Units, you should complete, sign and return a Letter of Transmittal, enclosed with our offer, in the manner set forth in the enclosed Cover Letter and Letter of Transmittal, so that it is received before the end of the day on January 21, 2022, at 12:00 midnight. Of course, the net asset value of the Fund (and, therefore, the net asset value of the Units held by each investor) is likely to change between October 31, 2021 and March 31, 2022, when the value of your Units will be determined for purposes of calculating your purchase price. The net asset value of your Units is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current net asset value of your Units, you may contact Central Park Group at (212) 317-9200.

•	Please note that just as you have the right to withdraw your Units, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on January 21, 2022, at 12:00 midnight. Also realize that although the tender offer expires on January 21, 2022, tendering investors remain investors in the Fund until March 31, 2022, when the net asset value of their Units is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal. To assure good delivery, please send the Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.

1.         Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Units as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, dated March 30, 2018, as amended and restated or supplemented from time to time (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each investor in advance of subscribing for Units, provide that the Directors have the discretion to determine whether the Fund will repurchase Units from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that, generally, it will recommend to the Directors that the Fund repurchase Units from investors on a quarterly basis, such that each repurchase offer apply to up to 5% of the net assets of the Fund. Based on the Adviser's recommendation, however, the Directors have determined to increase the size of this Offer to $55,793,000. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement.

The purchase of Units pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Units. A reduction in the aggregate assets of the Fund may result in investors who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.         Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $55,793,000 of those outstanding Units that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on January 21, 2022, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date"). The purchase price of a Unit tendered will be its net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Unit tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6 and, in each case, less any Early Repurchase Fee. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The table below shows, for Class A Units and Class I Units, the net asset value, as of October 31, 2021, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of October 31, 2021	as of October 31, 2021
June 2013	$514,023	N/A
July 2013	$504,504	$525,828
August 2013	$482,843	$503,158
September 2013	$476,874	$496,690
October 2013	$475,991	$495,522
November 2013	$466,484	$485,384
December 2013	$458,168	$476,490
January 2014	$449,981	$467,752
February 2014	$453,519	$471,185
March 2014	$446,809	$463,981
April 2014	$445,754	$462,653
May 2014	$443,473	$460,055
June 2014	$441,862	$458,155
July 2014	$436,172	$452,035
August 2014	$438,459	$454,173
September 2014	$433,689	$449,007
October 2014	$435,789	$450,955
November 2014	$434,512	$449,408
December 2014	$434,899	$449,585
January 2015	$428,138	$442,374
February 2015	$427,644	$441,641
March 2015	$419,658	$433,180
April 2015	$417,566	$430,805
May 2015	$412,541	$425,405
June 2015	$409,528	$422,087
July 2015	$403,835	$416,013
August 2015	$403,835	$415,806
September 2015	$407,924	$419,806
October 2015	$415,353	$427,235
November 2015	$411,507	$423,069
December 2015	$413,025	$424,417
January 2016	$417,103	$428,395
February 2016	$418,895	$430,018
March 2016	$417,629	$428,506
April 2016	$417,706	$428,370
May 2016	$418,018	$428,474
June 2016	$418,169	$428,416
July 2016	$414,256	$424,193
August 2016	$409,794	$419,416
September 2016	$408,521	$417,903
October 2016	$400,045	$409,030
November 2016	$400,314	$409,098

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of October 31, 2021	as of October 31, 2021
December 2016	$396,541	$405,042
January 2017	$391,651	$399,846
February 2017	$390,004	$397,966
March 2017	$389,097	$396,841
April 2017	$377,781	$385,107
May 2017	$374,807	$381,884
June 2017	$374,873	$381,761
July 2017	$361,521	$367,981
August 2017	$361,333	$367,604
September 2017	$360,827	$366,907
October 2017	$354,485	$360,277
November 2017	$352,543	$358,124
December 2017	$348,251	$353,586
January 2018	$342,506	$347,580
February 2018	$340,945	$345,824
March 2018	$343,497	$348,257
April 2018	$342,846	$347,424
May 2018	$337,166	$341,501
June 2018	$337,047	$341,208
July 2018	$335,779	$339,756
August 2018	$331,632	$335,394
September 2018	$332,415	$336,018
October 2018	$333,867	$337,317
November 2018	$333,537	$336,814
December 2018	$332,315	$335,414
January 2019	$331,707	$334,632
February 2019	$330,317	$333,064
March 2019	$329,595	$332,171
April 2019	$331,283	$333,704
May 2019	$330,661	$332,911
June 2019	$331,686	$333,776
July 2019	$326,192	$328,086
August 2019	$328,764	$330,507
September 2019	$329,816	$331,395
October 2019	$327,741	$329,141
November 2019	$324,960	$326,186
December 2019	$318,468	$327,438
January 2020	$318,850	$322,422
February 2020	$321,033	$324,468
March 2020	$324,228	$327,528
April 2020	$358,552	$361,980
May 2020	$363,516	$366,810

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of October 31, 2021	as of October 31, 2021
June 2020	$361,889	$364,957
July 2020	$348,947	$351,734
August 2020	$344,631	$347,239
September 2020	$343,869	$346,298
October 2020	$332,249	$334,433
November 2020	$330,748	$332,756
December 2020	$327,838	$329,666
January 2021	$301,863	$303,408
February 2021	$301,065	$302,454
March 2021	$299,948	$301,160
April 2021	$280,261	$281,257
May 2021	$275,218	$276,060
June 2021	$273,686	$274,388
July 2021	$261,268	$261,813
August 2021	$258,419	$258,826
September 2021	$257,595	$257,874
October 2021	$250,932	$251,068

As of the close of business on October 31, 2021, the net asset value per Unit of the Class A Units and Class I Units was $16.49 and $35.47, respectively. As of the close of business on November 1, 2021, the aggregate net asset value of the Fund was $1,115,852,076. The Fund determines its net asset value at least monthly and may determine its net asset value more frequently. Investors may obtain the most current information regarding the net asset value of their Units by contacting Central Park Group at (212) 317-9200. Of course, the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between October 31, 2021 and March 31, 2022, when the value of the Units tendered by investors will be determined for purposes of calculating the purchase price of such Units and the time that investors will cease to be investors in the Fund.

3.         Amount of Tender. Subject to the limitations set forth below, investors may tender all or some of their Units. However, if an investor does not tender all of such investor's Units, the investor's remaining account balance (i.e., the investor's account balance determined as of October 31, 2021, less the dollar amount of the investor's tender) must be equal to at least $25,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between October 31, 2021 and March 31, 2022, your remaining account balance as of March 31, 2022, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Units being tendered.

If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $55,793,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $55,793,000 of Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the October 31, 2021 net asset value of the Fund, Mitchell A. Tanzman, one of the Fund's Directors and the Fund's Principal Executive Officer, Michael Mascis, the Fund's Principal Accounting Officer, and Gregory P. Brousseau and Ruth S. Goodstein, each a Vice President of the Fund, beneficially own Units with net asset values of $432,466, $108,117, $624,725 and $159,951, respectively, and do not intend to tender in the Offer.

4.        Procedure for Tenders. Investors wishing to tender Units pursuant to the Offer should complete, sign and return a Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. The completed and executed Letter of Transmittal must be received no later than the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, overnight delivery or facsimile transmission.

If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of their Letter of Transmittal in the manner set forth therein. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering Units. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Unit or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.         Withdrawal Rights. Any investor tendering Units pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after

February 18, 2022, if Units have not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received. A form of notice of withdrawal is available by calling the Fund at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may again be tendered prior to the Expiration Date by following the procedures described in Section 4. You are responsible for confirming the receipt of any notice of withdrawal. If you fail to confirm receipt of a notice of withdrawal, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.         Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Units that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Units. As stated in Section 2 above, the purchase price of a Unit tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date, less any Early Repurchase Fee. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Units (subject to their maintenance of a minimum account balance as described in Section 3 above). In either case, repurchases of Units by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). Each tendering investor will receive a Note entitling the investor to receive the value of the investor's repurchased Units determined as of the Valuation Date. The delivery of such Notes will generally be made promptly (within approximately seven business days) after the Expiration Date. Payment of the Notes will be made as promptly as practicable after the applicable Valuation Date. The Directors of the Fund believe that payment of an investor's tender amount in the form of a Note is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being prorated. The Notes will be held for investors by the Fund's Administrator, SS&C Technologies, Inc. and certain of its affiliates ("SS&C"), will not be transferable, will not bear interest and generally will be payable in cash in the manner set forth below.

As described in the Fund's Confidential Memorandum, the Fund does not impose any charges in connection with repurchases of Units unless the Unit is held for less than one year. The Early Repurchase Fee will be charged by the Fund with respect to its repurchase of Units from an investor at any time prior to the day immediately preceding the one-year anniversary of the investor's purchase of the Units. For illustrative purposes, an investor that subscribes for Units on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter). The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund's remaining investors. Units tendered for repurchase will be treated as having been repurchased on a "first in-first out" basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Fee, Units repurchased by the Fund will be deemed to have been taken from the earliest Units purchased by an investors. The Early Repurchase Fee may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor.

The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Master Fund's ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.

The Fund will deposit the amounts payable under the Notes in separate accounts with SS&C. The cash payments described above (the "Cash Payments") will be made by wire transfer, either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the account designated by the tendering investor.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Units acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain liquid securities, the proceeds of withdrawals from the Master Fund, possible borrowings and the proceeds of sales of new Units. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, during periods of financial market stress, if the Master Fund is limited or otherwise unable to dispose of interests in underlying investment funds, or because the Fund or the Master Fund has been precluded from borrowing under a credit facility either because of a default by the Fund or the Master Fund or a failure by the Fund or the Master Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect interests in underlying investment funds as well as other securities that are illiquid or difficult to value, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.         Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the

Offer; or (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund or the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's or the Master Fund's investment objectives and policies; (b) the separate tender offer conducted contemporaneously by the Master Fund is canceled, amended or postponed; (c) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund or the Master Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund or the Master Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund or the Master Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund or the Master Fund, (vi) material decrease in the net asset value of the Fund or the Master Fund from the net asset value of the Fund or the Master Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund, the Master Fund or their investors if Units tendered pursuant to the Offer were purchased; (d) the independent Directors of the Fund or the Master Fund determine to liquidate the Fund or the Master Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund or the Master Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's or the Master Fund's portfolio, and the projected aggregate expense ratio of the Fund or the Master Fund following consummation of the Offer; or (e) the independent Directors of the Fund or the Master Fund determine that it is not in the best interest of the Fund or the Master Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(c)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.         Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 500 Fifth Avenue, 31st Floor, New York, New York 10110 and the telephone number is (212) 317-9200. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. Their address is c/o Central Park Advisers, LLC, 500 Fifth Avenue, 31st Floor, New York, New York 10110. Mr.

Tanzman is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with the Adviser.

Except as described below, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

On October 21, 2021, Central Park Group, the parent company of the Adviser (together with Central Park Group, "CPG"), and Macquarie Management Holdings, Inc. ("Macquarie"), announced that they had entered into an agreement whereby Macquarie will acquire Central Park Group (the "Transaction"). Subject to the satisfaction or appropriate waiver of the conditions to the closing, the Transaction is expected to close in the first quarter of 2022 (the "Closing"). If the Transaction is consummated, Central Park Group would become a wholly-owned subsidiary of Macquarie, which is an indirect wholly-owned subsidiary of Macquarie Group Limited ("Macquarie Group"), a publicly-listed (ASX: MQG) global financial services group organized under the laws of Australia. Macquarie, together with its affiliates, is a top 50 global asset manager, top 25 U.S. actively-managed, long-term mutual fund manager and the largest manager of infrastructure and real assets globally. Macquarie Group's global asset management division, Macquarie Asset Management, provides clients with access to a diverse range of capabilities and products across infrastructure, real estate, private credit, fixed-income, equities, multi-asset and liquid alternatives. As of September 30, 2021, Macquarie Asset Management had approximately $531.6 billion of assets under management.

Upon the Closing of the Transaction, the Fund's current investment advisory agreement with the Adviser (the "Current Agreement") will automatically terminate in accordance with its terms and applicable law. As a result, it is proposed that the Fund enter into a new investment advisory agreement with the Adviser, which will continue to operate as "Central Park Advisers, LLC" following the Transaction (the "New Agreement"). The Fund's contractual management fee rate will not change as a result of the New Agreement, and the New Agreement is not expected to result in any changes to the Fund's investment objective, investment strategy, investment risks or investment restrictions. Further, the portfolio managers and portfolio management teams that currently manage the Fund are expected to continue to do so post-Transaction, except that they will become employees of a subsidiary of Macquarie.

At a meeting held on November 19, 2021, the Board, including the Independent Directors, considered and unanimously approved the New Agreement, and determined to recommend that Fund investors approve the New Agreement. To become effective, the New Agreement also must be approved by Fund investors. A special meeting of investors of the Fund will be held in the first quarter of 2022 to act on a proposal to approve the New Agreement. A proxy statement providing additional information about the Transaction and describing the New Agreement in greater detail will be furnished to investors in connection with the solicitation of proxies to be voted on the proposal at the special meeting. If investors were to approve the New Agreement, and other conditions to the Transaction are satisfied or appropriately waived, it is expected that the Transaction will be consummated in the first quarter of 2022 and the Adviser will become a wholly-owned subsidiary of Macquarie. If, however, the New Agreement is not approved by investors, provided all other conditions of the Transaction are satisfied or appropriately waived, the Transaction may still take place. If this were to occur, certain additional actions would need to be considered and acted upon. In addition, if the Transaction is not consummated, the Adviser will continue to serve as investment adviser to the Fund pursuant to the terms of the Current Agreement.

Other than the issuance of Units by the Fund in the ordinary course of its operations, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser.

9.         Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Units by the Fund pursuant to the Offer. Each investor should consult its own tax advisors about the tax consequences to it of a purchase of its Units by the Fund pursuant to the Offer given such investor's individual circumstances.

The repurchase of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Units, if the receipt of cash results in a meaningful reduction in the investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.

If the repurchase of an investor's Units qualifies for sale or exchange treatment, the investor will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Units repurchased. Such gain or loss will be a capital gain or loss if the relevant Units sold have been held by the investor as capital assets and generally will be treated as a long-term capital gain or loss if the investor held the repurchased Units for more than one year, or as a short-term capital gain or loss if the investor held the repurchased Units for one year or less. However, if an investor tenders Units on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and the repurchased Units were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Units repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Units within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Units. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of an investor's Units does not qualify for sale or exchange treatment, the investor may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the investor's tax basis in the relevant Units. If the tendering investor's tax basis in the Units tendered to the Fund exceeds the total of any dividend and return of capital distribution with respect to those Units, the excess amount of basis from the tendered Units will be reallocated pro rata among the bases of such investor's remaining Units.

Certain investors that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their "net investment income," which may include all or a portion of any gains recognized in connection with a sale of Units pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in "passive foreign investment companies" as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering investor held its Units or the period during which the Fund held its interests in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the investor will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any such amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is timely provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Internal Revenue Code (the "Code") or an applicable tax treaty, an investor who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such investor if the proceeds are treated as a dividend under the rules described above. As further discussed in the Fund's offering documents, if sale or exchange treatment applies to the repurchase, any gain that a foreign investor realizes upon the repurchase of Units will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of an investor that is a nonresident alien individual, the gain is U.S. source income and such investor is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Units is or is considered to be effectively connected with a U.S. trade or business of the foreign investor.

Further, if the proceeds received by an investor are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance ("FATCA") provisions of the Hiring Incentives to Restore Employment ("HIRE") Act. Under FATCA, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits and income (all such payments, "withholdable payments"), which are made to a "foreign financial institution" (which term may include certain foreign investors) or a non-financial foreign entity beneficial owner, may be subject to a 30% withholding tax if: (i) the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, "United States accounts") and prescribed reporting requirements in respect of its United States accounts; or (ii) the non-financial foreign entity beneficial owner does not certify that it does not have any substantial U.S. owners, or provides the name, address and taxpayer identification number of each substantial U.S. owner and meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. investors that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain such benefit of this exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction." A transaction may be a "reportable transaction" based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual investor or $10 million or more for a corporate investor). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Investors who sell their Units pursuant to the Offer may be subject to state, local and/or foreign taxes.

10.       Tax Basis Methodology. The Fund generally will be required to report to the IRS and furnish to investors the cost basis and holding period for each respective investor's Units repurchased by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If you wish to accept the average cost method as your default cost basis calculation method in respect of Units in your account, you do not need to take any additional action. If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of your Units, you must contact SS&C at the address, or the Fund at the phone number, set forth on page 2 to obtain and complete a cost basis election form.

The cost basis method that an investor elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer. Investors should consult their own tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

11.        Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Each of the Fund and the Master Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the phone number set forth on page 2 or from the SEC's website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.